United States securities and exchange commission logo





                             October 20, 2021

       Matthew Roberts
       Chief Executive Officer
       Vacasa, Inc.
       850 NW 13th Avenue
       Portland, OR 97209

                                                        Re: Vacasa, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 21,
2021
                                                            File No. 333-258739

       Dear Mr. Roberts:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Q: What is the Tax Receivable Agreement and who will receive the benefit of tax attributes covered by the Tax Receivable Agreement?, page xiv

   1. We note your response to our prior comment 2 and reissue in part. Please revise to briefly clarify who is included
within the definition of TRA Parties. We note in other places of the prospectus you
reference that the TRA Parties are made up of "certain Existing VH
                                                        Holders."
       Interests of TPG Pace Insiders in the Business Combination, page 11

   2. We note your response to our prior comment 12 and reissue in part. We note that Karl
                                                        Peterson and Greg Mrva
will own an estimated 900,527 and 94,309 shares, respectively,
 Matthew Roberts
Vacasa, Inc.
October 20, 2021
Page 2
         of Vacasa Common Stock upon consummation of the business combination. Please revise the eighth bullet to quantify the relative value of such shares based upon the value of the overall transaction.
3. We note your response to our prior comment 13 and reissue in part. We note that the
         Sponsor and its affiliates will own an estimated 16,338,944 shares of Vacasa Common stock upon consummation of the business combination, assuming no redemption and conversion of all Vacasa Class G Common Stock. Please revise the tenth bullet to quantify the relative value of such shares based upon the value of the overall transaction.
Background of the Business Combination, page 127

4. We note your response to our prior comment 26 and reissue in part. Please discuss in greater detail all negotiations related to the Sponsor or TPG Pace shareholders equity position in the post-combination company. In this regard, we note that the Sponsors agreed to waive or forfeit certain shares to offset the PIPE Financing and Forward
         Purchase financing discount and that the parties exchanged an initial draft of the Waiver
         Agreement on July 17, 2021. We also note, however, that the parties began negotiating whether the Sponsor would forfeit a portion of its equity interests between April 30th and
         May 6th. Please discuss in greater detail all negotiations regarding the Sponsor's waiver or forfeiture of shares and all other negotiations regarding the Sponsor or TPG Pace shareholders equity position.
5. We note your response to our prior comment 28 and reissue. We note that between April
         23, 2021 and May 6, 2021 the parties exchanged a number of non-binding proposals, preliminary term sheets and term sheets which culminated in an executed term sheet on
         May 6, 2021. Please revise the respective discussions to discuss the material terms of each exchanged term sheet, proposal or any feedback or negotiations related thereto in greater detail including the modification of any material terms. In this regard, we note that the included summaries are overly vague and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination including which party proposed such terms and how did the material terms change throughout the negotiations.
The TPG Pace Board's Reasons for the Business Combination, page 134
FirstName LastNameMatthew Roberts
6. We note your revised disclosure indicating that Deutsche Bank prepared financial
Comapany    NameVacasa,
       analyses            Inc.Pace Board. Revise to summarize the analysis
consistent with Item
                 for the TPG
October4.(b). of Form
         20, 2021  PageS-4
                         2 and Item 1015(b)(6) of Regulation M-A.
FirstName LastName
 Matthew Roberts
FirstName
Vacasa, Inc.LastNameMatthew Roberts
Comapany
October 20,NameVacasa,
             2021       Inc.
October
Page 3 20, 2021 Page 3
FirstName LastName
       You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services